SOLBEC
PHARMACEUTICALS LTD

LODGEMENT OF PROSPECTUS

Summary

- Prospectus for non-renounceable rights issue today lodged with ASIC
- Proposed timetable for rights issue

Perth, Australia. 2May 2007: The Company (ASX:SBP) advises it has today lodged with ASIC the prospectus for the proposed non-renounceable rights issue announced on 23 April 2007. A copy of the prospectus is enclosed.

The proposed timetable for the rights issue is:

Announcement of the Entitlement Issue	23 April 2007
Prospectus lodged at ASIC and ASX	2 May 2007
Record Date to determine Entitlement to New Shares	5.00pm WST 11 May 2007
Prospectus despatched to Shareholders	17 May 2007
Closing Date	5.00pm WST 7 June 2007
Dispatch date of holding statements	13 June 2007
Estimated quotation date on ASX of the New Shares	14 June 2007

Under the prospectus pursuant to which the Company seeks to raise $1.65M, shareholders can apply for 1 share for every 5 shares held at the Record date of 11 May 2007 and at price of 3.5 cents per share.

- End -

Further Information:

David Sparling General Manager Tel: (08) 9446 7555 Mob: 0417 721 972 Email: david.sparling@solbec.com.au	**Tony Kiernan** Chairman Tel: (08) 9446 7555 Mob: 0418 912 843 Email: tony.kiernan@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine® for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

SOLBEC PHARMACEUTICALS LTD

ABN 85 061 289 218

PROSPECTUS
FOR A NON – RENOUNCEABLE ENTITLEMENT ISSUE

of up to 47,424,283 New Shares at an issue price of 3.5 cents per New Share on the basis of 1 New Share for every 5 Shares held by Shareholders as at 11 May 2007 to raise up to $1,659,849.

The Offer is underwritten.

This document is important and requires your immediate attention. If you do not understand it, you should consult your sharebroker, accountant or other adviser without delay in order to satisfy yourself as to the contents of this Prospectus.

This Offer should be considered speculative and read in conjunction with the risk factors outlined in this Prospectus.

CORPORATE DIRECTORY

DIRECTORS	Anthony Kiernan - *Chairman – Non-Executive* Michael Grant - *Non-Executive Director* Professor John Papadimitriou - *Non-Executive Director*
COMPANY SECRETARY	John Sendzuik
REGISTERED OFFICE	C/- RSM Bird Cameron Suites 1 & 6 18 Parry Street Fremantle WA 6160
PRINCIPAL PLACE OF BUSINESS	Unit 1, 298 Selby Street Osborne Park WA 6017 Telephone: (+61 8) 9446 7555 Facsimile: (+61 8) 9446 8777 Email: info@solbec.com.au Website: www.solbec.com.au
SHARE REGISTRY	Computershare Investor Services Level 2, Reserve Bank Building 45 St George's Terrace Perth Western Australia 6000 Telephone: (+61 8) 9323 2000 Facsimile: (+61 8) 9323 2033
AUDITORS	Ernst & Young 11 Mounts Bay Road Perth WA 6000
STOCK EXCHANGE	The Company's securities are quoted on the official list of AUSTRALIAN STOCK EXCHANGE LIMITED Home Branch - Perth Exchange Plaza 2 The Esplanade Perth Western Australia 6000 ASX Code: SBP

TABLE OF CONTENTS

SECTION

1. IMPORTANT NOTES

This Prospectus is dated 2 May 2007 and a copy was lodged with ASIC on that date. ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus. New Shares issued pursuant to this Prospectus will be issued on the terms and conditions as set out in this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Entitlement Issue which is not contained in the Prospectus.

Application will be made to ASX within 7 days after the date of issue of this Prospectus for the official quotation of the New Shares the subject of the Prospectus.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Certain words and terms used in this Prospectus have defined meanings which appear in the Glossary being Section 7.

Transaction Specific Prospectus

This Prospectus is a "transaction specific" Prospectus issued under Section 713 of the *Corporations Act*. Section 713 allows the issue of a more concise Prospectus in relation to an offer of continuously quoted securities. The Prospectus is therefore intended to be read in conjunction with publicly available information in relation to Solbec which has been notified to the ASX. The Prospectus does not include all information that would be included in a Prospectus for an initial offering of securities in a company that is not already listed on a ASX. Shareholders should therefore also have regard to the other publicly available information in relation to Solbec before making a decision whether or not to subscribe to the Entitlement Issue.

Privacy Disclosure

The Company collects information about each applicant provided on an Entitlement and Acceptance Form for the purposes of processing the application and to administer the applicant's shareholding in the Company.

By submitting a completed Entitlement and Acceptance Form, each applicant agrees that the Company may use the information provided in the said form for the purposes set out in this privacy disclosure statement and may disclose that information for those purposes to the share registry, the Company's related bodies corporate, agents, contractors and third party service providers, including mailing houses and professional advisors, and to ASX and other regulatory authorities.

The *Corporations Act* requires the Company to include information about a shareholder (including name, address and details of the shares held) in its public register. The information contained in the Company's public register must remain there even if that person ceases to be a shareholder of the Company. Information contained in the Company's register is also used to facilitate dividends and other distribution payments and corporate communications (including the Company's financial results, annual reports, and other information that the

Company may wish to communicate to its shareholders) in compliance by the Company with legal and regulatory requirements.

2. CHAIRMAN'S LETTER TO SHAREHOLDERS

Dear Shareholder

On behalf of the Board of Solbec Pharmaceuticals I invite you to participate in this non-renounceable Entitlement Issue of up to 47,424,283 New Shares at an issue price of 3.5 cents each. Shareholders are entitled to apply for 1 New Share for every 5 Shares held at the Record Date.

The Entitlement Issue is fully underwritten and there is no minium subscription.

The Entitlement Issue follows closely on a recent placement of 20,000,000 Shares in the Company at 4 cents raising $800,000 before the cost of that placement.

The funds raised under the placement and also under this Entitlement Issue will be used primarily for the further development of Coramsine which as shareholders will be aware successfully completed Phase I.

Shareholders will also be aware that the Company made a decision to enter Phase II trials in malignant melanoma and renal cell carcinoma. However following an approach from the Therapeutic Goods Administration ("TGA") the Board of the Company voluntary suspended Phase II trials pending further discussion with the TGA. The concerns of the TGA centred on pre-clinical work undertaken prior to the commencement of the Phase I clinical trials. As noted in recent ASX announcements, the Company is working with the TGA formulating development plan for the continued development of Coramsine which it hopes to conclude shortly.

The funds raised under this Entitlement Issue are important for the Company as its current cash position is relatively low.

I commend the Issue to you and look forward to your ongoing support of Solbec.

Yours faithfully

Tony Kiernan
Chairman

3. DETAILS OF THE ENTITLEMENT ISSUE AND TIMETABLE

3.1 Important Note

The information set out in this Section 3 is not intended to be comprehensive. This Prospectus should be read and considered in its entirety.

3.2 The Offer

Pursuant to this Prospectus, the Company is inviting Shareholders who are registered at 5.00pm WST on 11 May 2007 (**"Record Date"**) to participate in the Entitlement Issue of approximately 47,424,283 New Shares at an issue price of 3.5 cents per share to raise up to $1,659,849 before expenses.

The New Shares are offered on the basis of the right to apply for 1 New Share for every 5 Shares held at the Record Date.

Assuming no existing option holders exercise their options prior to the Record Date, the maximum number of New Shares which could be issued under this Prospectus is 47,424,283 (subject to rounding of fractional entitlements). In the calculation of any entitlement, fractions will be rounded down to the nearest whole number.

3.3 Timetable

Announcement of the Entitlement Issue	23 April 2007
Prospectus lodged at ASIC and ASX	2 May 2007
Record Date to determine Entitlement to New Shares	5.00pm WST 11 May 2007
Prospectus despatched to Shareholders	17 May 2007
Closing Date	7 June 2007
Dispatch date of holding statements	13 June 2007
Estimated quotation date on ASX of the New Shares	14 June 2007

3.4 Acceptance

The Offer may only be accepted by completing the Entitlement and Acceptance Form attached to or accompanying this Prospectus. Shareholders may take up their respective Entitlement in whole or in part, by completing the Entitlement and Acceptance Form in accordance with the instructions set out in the form and forward the same to the Company's Share Registry with payment of 3.5 cents for each New Share applied for.

Payment must be made to ***"Solbec Pharmaceuticals Ltd – Application Account"*** by cheque crossed ***"Not Negotiable"*** and must be in Australian dollars and received by the closing date.

By Delivery:

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
Perth, Western Australia 6000

By Post

Computer Investor Services Pty Ltd
GPO Box D182
Perth, Western Australia 6840

3.5 Purpose of the Offer

The purpose of the Offer is to:

i) provide additional funds for the Company to meet ongoing clinical development costs particularly in relation to the continued development of Coramsine; and
ii) for working capital purposes and to pay the expenses of the Offer.

3.6 Use of Funds

It is intended to apply the funds raised from the Offer as follows:

ACTIVITY	$
Development of Coramsine	1,200,000
Administrative costs/working capital	352,849
Expenses of the Offer	107,000
TOTALS	**1,659,849**

The Company had approximately $600,000 in cash reserves as at 31 December 2006 and completed on 27 April 2007 a placement raising $800,000 ($760,000 after costs).

The funds raised from this Offer will be applied to the continued development of Coramsine however such funds will not be sufficient for the full development of the drug. Consequently it is anticipated that the Company will be seeking additional funds in the future (and this may be equity or debt) to continue the development of Coramsine and investigate other new drugs. No decision has been made in relation to either the timing or quantum of any future capital raising. The level of funding required in the future will depend upon the costs associated with the future development and whether the company has achieved any licensing transactions in relation to the drugs it has developed and the intellectual property relating thereto.

3.7 Stock Exchange Listing

Within seven (7) Business Days after the date of issue of this Prospectus, the Company will apply to have the New Shares admitted to quotation on ASX. If approval for the quotation of the New Shares is not granted by ASX within three months after the date of this Prospectus, the Company will not issue any New Shares and the Company will repay all application monies for the New Shares within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant official quotation of the New Shares is not to be taken in any way as an indication of the merits of the Company or of the New Shares now offered for subscription.

3.8 Overseas Investors

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

3.9 Minimum Subscription

There is no minimum subscription to the Offer.

3.10 Underwriting

The Offer is fully underwritten by Kirke Securities Limited a Member Organisation of

Australian Stock Exchange Limited for a fee of $82,992 being 5% of the Offer.

The underwriting is on standard terms and conditions including the right of Kirke Securities Limited to terminate the underwriting in the event there being a material adverse change to the financial position or prospect of the Company prior to completion of the Issue.

Kirke Securities Limited underwrote a placement of 20,000,000 shares in the Company at 4 cents raising $800,000 before expenses. This placement was completed on 27 April 2007 and for which Kirke Securities Limited was paid a fee of $40,000.

Directors Anthony Kiernan and Michael Grant have agreed to sub-underwrite part of the Issue details of which are set out in section 6.1.3.

Upon completion of the Entitlement Issue Russell Barnett and Graeme Kirke both of whom are associated with Kirke Securities Limited will be offered a seat on the Board of the Company. It is anticipated this offer will be accepted.

3.11 No Entitlement Trading

As the Entitlement Issue is non-renounceable, Shareholders may not sell or transfer all or any part of their respective Entitlements.

Entitlements not taken up will revert to the Underwriter which is obligated, pursuant to the terms of the Underwriting to meet the shortfall.

3.12 Opening and Closing Date

The Entitlement Issue will open on 17 May 2007 and the Closing Date for the Entitlement Issue is 5.00pm WST on 7 June 2007.

3.13 Dividends

The New Shares the subject of this Prospectus will rank paripassu in all respects with the Company's existing fully paid shares on issue. The Company has not yet paid a dividend and does not envisage that dividends will be paid in the foreseeable future.

3.14 Allotment

New Shares will be allotted as soon as practicable after the Closing Date and it is anticipated that holding statements will be mailed to allottees no later than 13 June 2007.

4. EFFECT OF THE ENTITLEMENT ISSUE ON THE COMPANY

4.1 Effect of the Issue

To illustrate the effect of the Entitlement Issue on the capital structure and financial position of the Company a pro forma Capital Structure and Statement of Financial Position is set out below.

4.2 Capital Structure

The capital structure of the Company following the completion of the Issue is summarised below (based upon full subscription level being achieved):

Issued Capital	Shares	Options
Fully paid ordinary shares	237,121,417	9,274,931
New Shares offered hereunder	47,424,283	-
Total Securities after the Issue	284,545,700	9,274,931

4.3 Statement of Financial Position

The Proforma financial position of the Company at the completion of the Issue as set out below has been drawn from the management Financial Statements as at 31 December 2006. The Financial Statements have not been audited but have been subject to review.

The Pro forma Financial Statement below has been prepared on the following assumptions:

(i) the Issue is fully subscribed;

(ii) expenses of the Issue of $107,000 have been brought to account;

(iii) the placement of 20,000,000 Shares at 4 cents on 27 April 2007 raising $800,000 had taken place and the fees of $40,000 in relation thereto had been paid.

Condensed Statement of Financial Position
As at 31 December 2006

	Actual 31/12/06	Proforma
	$	$
Current Assets		
Cash assets	600,505	2,913,354
Receivables	11,873	11,873
Other Assets	20,117	20,117
Total Current Assets	**632,495**	**2,945,344**

Non-Current Assets		
Plant and equipment and other property	273,512	273,512
Land and Buildings at fair value	1,122,000	1,122,000
Total Non-Current Assets	**1,395,512**	**1,395,512**
Total Assets	2,028,007	4,340,856
Current Liabilities		
Trade payables	170,571	170,571
Provisions	19,427	19,427
Total Liabilities	189,998	189,998
Net Assets	1,838,009	4,150,858
EQUITY		
Contributed equity	21,003,678	23,316,257
Reserves	1,463,639	1,463,639
Accumulated losses	(20,629,308)	(20,629,308)
Total Equity	1,838,009	4,150,858

5. RISK FACTORS

5.1 Risk Factors

The business activities of Solbec are subject to risks which may impact on its future performance. There can be no guarantees that Solbec will achieve its stated objectives or that any forward looking statements will eventuate.

An investment in Solbec should be considered speculative. Set out below is a non-exhaustive list of some of the risk factors which should be considered before subscribing for New Shares under this Prospectus. Some of these risk factors can be mitigated by the use of safeguards and appropriate systems and actions, but many are outside the control of Solbec and cannot be mitigated.

Possible Volatility of Share Price
The trading price of Shares may be volatile and could be subject to wide fluctuations in response to a number of factors such as actual or anticipated variations in Solbec's operating results, announcements of innovations or new services by Solbec or its competitors, conditions or trends in the pharmaceutical industry, changes in the market valuations of other pharmaceutical companies, announcements by Solbec or its competitors or significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of shares or other securities of Solbec in the open market and other events or factors, many of which are beyond Solbec's control.

Further, stock markets in general may experience significant price and volume fluctuations that may not be at all related to the operating performance of companies listed on stock exchanges. Broad market and industry factors may materially and adversely affect the market price of the Securities, regardless of Solbec's operating performance.

Market fluctuations as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the Securities.

Reliance on Key Personnel
Solbec's prospects depend in part on the ability of its executive officers and senior management to operate effectively, both independently and as a group. To manage its growth, Solbec must attract and retain additional highly qualified management, and continue to implement and improve operational, financial and management information systems.

Competition Risk
There is a high level of competition in the pharmaceutical industry generally. It is possible that pharmaceutical companies will develop products similar to those of Solbec. If that was to occur, it may have a material adverse effect on the operating and financial performance of Solbec.

Such competition can have the effect of:
- rendering costly research and development obsolete;
- decreasing the financial value of products or research products; and
- reducing pricing and profit margins.

Pharmaceutical Research
There are inherent risks in pharmaceutical research and development which include:
- uncertainty of the outcome of research;
- difficulties or delays in development of drug candidates;
- failure or inconclusive results of trials and tests undertaken; and

- general uncertainty related to the scientific development of new medical products.

Regulatory Approvals
Complex government and health regulations, which are subject to change, add uncertainty to obtaining approval to market pharmaceutical products.

Delays may be experienced in obtaining regulatory approvals which may add to Solbec's costs and also delay products from entering the market place. This may adversely affect Solbec's competitive position in the market.

There can be no assurance that regulatory clearance will be obtained for a product or that the data obtained from clinical trials will not be the subject of varying interpretations.

Additional Capital Requirements
Pharmaceutical research and development activities require a high level of funding over a long period of time. Substantial additional funding may be required from time to time to complete the commercialisation of Solbec's products. There is no assurance that additional funding will be available to Solbec in the future or be secured on acceptable terms.

Market Acceptance
Market acceptance of Solbec's products is uncertain. These uncertainties may arise as a result of pricing, drug delivery timing , delays in marketing any of Solbec's drug candidates, the advancement of new competitive products; and the discovery and development of a new drug. Accordingly there can be no assurance that Solbec's formulation, if approved for marketing will be successful in the market place, or that Solbec will receive any profits from the sale of its products.

Risk of Product Liability
Solbec's business exposes potential product liability risks which are inherent in the research and development, pre clinical study, clinical trials, manufacturing, marketing and use of human therapeutic products. Solbec will seek to obtain adequate product liability insurance whenever prudent. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts, if at all, or that a product liability or other claim would not materially and adversely affect the business or financial condition of Solbec.

Technology Intellectual Property Rights
Solbec's success may depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties. Because the patent positions of biotechnology and pharmaceutical companies can be highly uncertain and frequently involve complex legal and factual questions, neither the breadth of claims allowed in biotechnology and pharmaceutical patents, nor their enforceability, can be predicted with any certainty. There can be no assurance that any patents which Solbec may own or control will afford Solbec commercially significant protection of its technology or its products or have commercial application.

6. ADDITIONAL INFORMATION

6.1 Interests of Directors

Except as disclosed in this Prospectus, no Director (whether individually or in consequence of a Director's association with any company or firm or in any material contract entered into by the Company) has now or has had in the two year period ending on the date of this Prospectus, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of securities; or

(c) the offer of the securities.

Except as disclosed in this Prospectus, no amount of any kind (whether in cash or shares or otherwise) has been paid or agreed to be paid to any Director or to any company or firm with which a Director is associated to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her or any company or firm with which the Director is associated in connection with the promotion or formation of the Company or the offer of the securities.

6.1.1 Directors' Interests in Securities

The relevant interests of Directors in the securities of the Company as at the date of this Prospectus are set out below:

Director	Shares	Unquoted Options
Anthony Kiernan	1,985,645	2,000,000
Michael Grant	1,992,078	2,000,000
John Papadimitriou	-	2,000,000

6.1.2 Directors' Remuneration

Details of remuneration paid to Directors by the Company during the period of 2 years ending on the date of this Prospectus are as follows:

	Last 24 Months
Anthony Kiernan	$76,900
Michael Grant	$51,464
John Papadimitriou	$46,734
Stephen Carter*	$151,502
Dr Graeme Howie*	$54,089
Dr David Hung*	$24,500

*Dr David Hung resigned on 13 July 2006, Stephen Carter on 26 October 2006 and Dr Graeme Howie on 22 November 2006.

Anthony Kiernan a Director of the Company is a consultant to the law firm Christensen Vaughan which will receive legal fees of approximately $7,500 in connection with the preparation and issue of this Prospectus.

6.1.3 Directors' Sub-underwriting of the Issue

Anthony Kiernan and Michael Grant, both of whom are Directors of the Company currently hold shares and options in the Company details of which are set out in section 6.1.1 of this Prospectus.

They have agreed to sub-underwrite part of the Issue as follows:

Anthony Kiernan - $100,000

Michael Grant - $300,000

The respective sub-underwriting commitments are unconditional and are irrevocable and for which they will receive a fee respectively of 3% of the sub-underwritten sum..

If the Issue does not proceed or the Underwriter terminates its obligations under the Underwriting Agreement, the sub-underwriting arrangements will terminate immediately.

6.2 Interests of Named Persons

Except as disclosed in this Prospectus, no expert or promoter, or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor any firm in which any of those persons is or was a partner nor any company in which any of those persons is or was associated with, has now, or has had, in the two year period ending on the date of this Prospectus, any interest in:

i) the formation or promotion of the Company; or

ii) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the offer of securities; or

iii) the offer of the securities.

Kirke Securities Limited, the Underwriter of the Issue received a fee of $40,000 for arranging the placement of 20,000,000 Shares in the Company at 4 cents per Share which raised $800,000. This placement was completed on 27 April 2007. Graeme Kirke and Russell Barnett, both of whom are associated with Kirke Securities Limited, will be offered a seat on the Board Of Directors of the Company following completion of the Entitlement Issue. As at the date of this Prospectus each of them has indicated they will accept such an offer.

6.3 Consent

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgement of this Prospectus with ASIC:

6.3.1 Computershare Registry Services Pty Ltd

Computershare Registry Services Pty Ltd has given its consent to be named as the Share Registry of the Company in this Prospectus and has not withdrawn such consent before lodgement of this Prospectus with ASIC. Computershare Registry Services Pty Ltd has not been involved in the preparation of any part of this Prospectus and other than this paragraph and the references in this Prospectus to its name, specifically disclaims liability to any person in respect of any misleading or deceptive statement in, or omission from, any part of this Prospectus. Computershare Registry Services Pty Ltd has not authorised or caused the issue of this Prospectus.

6.3.2 Ernst & Young

Ernst & Young has given its consent to be named as the Auditor of the Company in this Prospectus and has not withdrawn such consent before lodgement of this Prospectus with ASIC. Ernst & Young has not been involved in the preparation of any part of this Prospectus and other than this paragraph and the references in this Prospectus to its name, specifically disclaims liability to any person in respect of any misleading or

deceptive statement in, or omission from, any part of this Prospectus. Ernst & Young has not authorised or caused the issue of this Prospectus.

6.3.3 Kirke Securities Limited

Kirke Securities Limited has given its consent to be named as the underwriter of the Issue and has not withdrawn such consent before lodgement of this Prospectus with ASIC. Kirke Securities Limited has not been involved in the preparation of any part of this Prospectus and other than this paragraph and the references in this Prospectus to its name, specifically disclaims liability to any person in respect of any misleading or deceptive statement in, or omission from, any part of this Prospectus. Kirke Securities Limited has not authorised or caused the issue of this Prospectus.

6.3.4 Graeme Kirke and Russell Barnett

Each of Graeme Kirke and Russell Barnett who are proposed Directors of the Company upon completion of the Entitlement Issue have given their respective consents to be named herein as proposed Directors and have not withdrawn such consent before lodgement of this Prospectus with ASIC.

6.4 Share Trading History

The highest and lowest market price of the Company's Shares on ASX during the three months immediately preceding the date of this Prospectus and the respective dates of those sales and the last sale on the Business Day immediately preceding the date of this Prospectus, were:

	SHARES	
	Value	**Date**
Highest	5.5 cents	6 April 2007
Lowest	3.7 cents	6 April 2007
Last	5 cents	1 May 2007

6.5 Expenses of the Offer

The estimated expenses of the Offer are:	$
ASIC	2,010
ASX Quotation Fee	6,380
Underwriting and Legal Expenses	90,000
Other/Printing	8,610
Total Estimated Costs	107,000

6.6 Continuous Disclosure

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX any information of which it is, or becomes, aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

6.7 Documents Available for Inspection

The Company as a disclosing entity under the Corporations Act is subject to regular reporting and disclosure obligations. These obligations require the Company to:

i) prepare and lodge with ASIC and ASX both annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report;

ii) immediately notify ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the share price or value of securities of the Company.

The Company will provide a copy of each of the following documents, free of charge, to any person who asks for it prior to the Closing Date:

(a) the audited financial report of the Company for the financial year ended 30 June 2006 (being the last financial report for a financial year to be lodged with ASIC in relation to the Company before the issue of this Prospectus) and the half yearly financial report for the six months ended 31 December 2006; and

(b) all continuous disclosure documents including financial reports lodged with ASX during the period starting after lodgement of the financial report referred to in paragraph (a) above and ending before the issue of this Prospectus.

Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

The following continuous disclosure notices were given by the Company to notify ASX of information relating to the Company during the period referred to in (b) above.

DATE	DETAILS
13 July 2006	Resignation of Director. (Dr David Hung)
18 July 2006	Appendix 3Z – Final Director's Interest Notice
25 July 2006	Update on Ethics Approval for Phase II
28 July 2006	Appendix 4C (Quarterly Report)
11 August 2006	Appendix 3B (New Issue)
24 August 2006	USA Trademark for Coramsine
25 August 2006	Appendix 3B (New Issue)
25 August 2006	Appendix 6A
12 September 2006	GMP Licence renewed
13 September 2006	Appendix 4E (Preliminary Final Report)
26 October 2006	Resignation of Director (Stephen Carter)
31 October 2006	Appendix 3Y (Change of Director's Interest)
31 October 2006	Appendix 4C (Quarterly Report)
13 November 2006	Postponing Phase II Trials
22 November 2006	Resignation of Managing Director (Dr Graeme Howie)
27 November 2006	AGM 2006 Results
28 November 2006	Notice of AGM and Explanatory Statement
29 November 2006	Update on Therapeutic Goods Administration
30 November 2006	Appendix 3Y (Change of Director's Interest Notice)
30 January 2006	Appendix 4C (Quarterly Report)
6 February 2007	Rhamnose binding patent
28 February 2007	Appendix 4D (Half Yearly Report)
16 April 2007	Key composition of matter patent in NZ
20 April 2007	Trading halt

23 April 2007	Capital raising
23 April 2007	Appendix 3B (New Issue announcement)
26 April 2007	Appendix 4C (Quarterly Report)
27 April 2007	Share Placement

6.8 Information Excluded from Continuous Disclosure Notices

There is no information which has been excluded from a continuous disclosure notice in accordance with the Listing Rules, and which is required to be set out in this Prospectus.

6.9 Determination by the ASIC

The ASIC has not made a determination which will prevent the Company from relying on Section 713 of the *Corporations Act* in issuing the New Shares under this Prospectus.

6.10 Rights Attaching to Shares

Rights attaching to Shares are set out in Solbec's Constitution, a copy of which is available for inspection at Solbec's registered office during normal business hours. The following is a summary of the major provisions of the current Constitution of the Company.

(a) Share Capital

The share capital of the Company consists of Shares. All Shares are of the same class and rank equally in all respects.

(b) Voting Rights

Subject to any rights for the time being attached to any class or classes of shares and provided no amount due and payable in respect of a call is unpaid, at present there are no partly paid shares or unpaid calls, and at a general meeting of the Company every holder of Shares present in person or by proxy, attorney or representative has on a show of hands one vote, and on a poll one vote, per Share.

(c) Dividend Rights

Subject to the rights of holders of Shares issued with any special preferential or qualified rights, the profits of the Company which the Directors of the Company may from time to time determine to distribute by way of dividend will be declared and paid according to the number of Shares held by the member irrespective of the amount paid up or credited as paid on the Shares.

(d) Rights on Winding-up

Subject to the right of holders of Shares issued upon special terms and conditions, if the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind, the whole or any part of the property of the Company and may, with the authority of a special resolution, rest the whole or any part of any such property in trustees on such trusts for the benefit of the contributaries as the liquidator thinks fit.

(e) Transfer of Shares

Subject to the Company's Constitution, the Corporations Act and ASX Listing Rules, the Company's Shares are freely transferable.

(f) Creation and Issue of Further Shares

The allotment and issue of any new Shares is at the discretion of the Company in General Meeting. Subject to any restrictions on the allotment of Shares imposed by the Company's Constitution, the Corporations Act or ASX Listing Rules, the Board may issue those new Shares on such terms and conditions, and with rights and privileges, as the Board from time to time may determine.

(g) Variation of Rights

At present the Company has only Ordinary Shares on issue. If shares of another class are issued, the rights, privileges and restrictions attaching to the Shares may be altered with the sanction of a special resolution passed at a separate general meeting of the Shareholders of the Shares, or with the written consent of at least three quarters of the Shareholders of the Shares.

(h) General Meetings

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Company's Constitution, Corporations Act or the Listing Rules.

(i) Buy Back

The Company may buy shares in itself in accordance with the Corporations Act on the terms and at the times determined by the Board.

(j) Calls on Shares

Where Shares are issued as partly paid whether as to capital or premium, at present there are none, the Directors may make calls upon the holders of those Shares to pay the whole of or a portion of the balance of the issue price. If a shareholder fails to pay a call or instalment of a call, then subject to the Corporations Act and the Listing Rules the Shares in respect of the call maybe forfeited in accordance with the Company's Constitution.

7. GLOSSARY

$	Australian dollars. All amounts in this Prospectus are in Australian dollars unless otherwise stated.
ASIC	Australian Securities & Investments Commission.
ASX	Australian Stock Exchange Limited.
Business Day	Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.
Closing Date	5.00pm WST on 7 June 2007 or such other date as maybe determined by the Directors in accordance with the listing rules.
Corporations Act	Corporations Act (Commonwealth 2001)
Directors	The Directors of the Company.
Entitlement Issue	The New Shares offered under this Prospectus.
Entitlement Acceptance Form	The Form accompanying this Prospectus which sets out the Entitlement of Shareholders and enables application to be made by those Shareholders for the New Shares to which they are entitled.
Listing Rules	The official listing rules of ASX.
New Shares	The Shares Offered under this Prospectus.
Offer	The offer of up to 47,424,283 New Shares made pursuant to this Prospectus.
Options	A right to be subscribed for one New Share upon payment of the exercise price relevant to the option.
Prospectus	This Prospectus dated 2 May April 2007.
Record Date	The date to determine entitlement of Shareholders to the Offer being – 5pm WST 11 May 2007.
Securities	The Company's listed Shares and Options.
Share	An ordinary fully paid share in the capital of the Company.
Share Registry	Computershare Investor Services Pty Ltd, whose details are set out in the Corporate Directory.
Solbec or Company	Solbec Pharmaceuticals Ltd (ABN 85 061 289 218)
Underwriter	Kirke Securities Limited
WST	Western Australian Standard Time.

8. DIRECTORS' STATEMENT AND CONSENT

This Prospectus is authorised by each of the Directors of the Company.

This Prospectus is signed for and on behalf of the Company by

Anthony Kiernan
CHAIRMAN
Dated: 2May 2007

END